+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Jacobs                      Bradley                           S.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

            C/O United Rentals, Inc. Five Greenwich Office Park
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                                   (Street)

        Greenwich                     CT                              06830
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol United Rentals, Inc.  URI
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary) ______________

4.  Statement for Month/Year May 1, 2001 to June 6, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)_________________________________


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer              X  10% Owner    ___ Other
    ---             --- (give title below)  ---                  (specify below)

    Chief Executive Officer _____________________

________________

     X   Form Filed by One Reporting Person
    ----
    ____ Form Filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                          Day/   -----------------------------------------------      End of               (D) or        ficial
                          Year)                             (A) or (D)                Month                Indirect      Owner-
                                  Code       V   Amount                  Price        (Instr. 3 and 4)     (I)           ship
                                                                                                           (Instr. 4)    (Instr. 4)
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
Common Stock, see
p. 3 annexed hereto
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

Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                   (Over)

                        (Print or Type Responses)

                                                               Page 1 of 4 pages

  Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of                                                       Disposed of (D)
                                      Deriv-              (Month/
                                      ative               Day/                                       (Instr. 3, 4, and 5)
                                      Security            Year)

                                                                           ---------------------------------------------------

                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------

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
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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration                                     Deriv-      ative            Form          of In-
                                 Date              (Instr. 3 and 4)             ative       Secur-           of De-        direct
                                                                                Secur-      ities            rivative      Bene-
                                 (Month/Day/                                    ity         Bene-            Security;     ficial
                                 Year)                                                      ficially         Direct        Owner-
                                                                                (Instr.     Owned            (D) or        ship
                                                                                5)          at End           Indirect
                               --------------------------------------------                 of               (1)           (Instr.
                               Date     Expira-              Amount or                      Month                          4)
                               Exer-    tion                 Number of                                       (Instr. 4)
                               cisable  Date         Title   Shares                         (Instr. 4)
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

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

Explanation of Responses:
See continuation pages 3 and 4


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

  Bradley S. Jacobs                           June 6, 2001
-------------------------------             ----------------
  Signature of Reporting Person                   Date

                                          Form 4 Continuation Sheet--Page 3 of 4


1.  Name and address of Reporting Person
         Bradley S. Jacobs
         C/O United Rentals, Inc.
         Five Greenwich Office Park
         Greenwich,  CT 06830
2.  Issuer Name and Ticker or Trading Symbol
         United Rentals, Inc.     URI
4.  Statement for Month/Year:  May 1, 2001 to June 6, 2001

---------------------------------------------------------------------------------------------------------------------
                              3.Trans      4.Securities Acquired(A) or
                              action Code  Disposed of(D)                   5.Amount of       6.Owner-
                2.Trans       (Instr. 8)   (Instr. 3, 4 and 5)              Securities        ship
                              ---------------------------------------------
                -action                                                     Beneficially      Form:
                Date                                    (A)                 Owned at End of   Direct (D)  7.Nature of
1.Title of      (Month/Date/                            or                  Month (Instr. 3   Indirect    Indirect
Security        Year)         Code    V    Amount       (D)    Price*       and 4)            (I)         Ownership
---------------------------------------------------------------------------------------------------------------------
common stock         5/8/01   S                390,500  D          21.6000
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common stock         5/9/01   S                 80,400  D          21.5768
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common stock        5/10/01   S              1,244,900  D          21.2794
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common stock        5/21/01   S                 20,000  D           21.065
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common stock        5/22/01   S                104,200  D          22.0052
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common stock        5/23/01   S                 40,000  D          22.7929
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common stock        5/24/01   S                 46,800  D          22.9403
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common stock        5/29/01   S                 30,000  D          22.2300
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common stock        5/30/01   S                 43,200  D          22.9709  18,166,535 (1)    (1)        (1)
---------------------------------------------------------------------------------------------------------------------

*The indicated sales price with respect to a given date represents the average price at which shares were sold on such date.

                                          Form 4 Continuation Sheet--Page 4 of 4

1.  Name and address of Reporting Person
         Bradley S. Jacobs
         C/o United Rentals, Inc.
         Five Greenwich Office Park
         Greenwich,  CT 06830
2.  Issuer Name and Ticker or Trading Symbol
         United Rentals, Inc.     URI
4.  Statement for Month/Year
         May 1, 2001 to June 6, 2001

Explanation of Responses:

(1)       The indicated shares are comprised of the following:

Direct Ownership:
----------------

The following shares are directly owned: (i) 3,900,843 outstanding shares; (ii) 1,729,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; (iii) 2,950,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options; and (iv) 3,023,492 shares that are owned by others (comprised of 1,873,491 outstanding shares and 1,150,001 shares that are not outstanding, but may be acquired pursuant to currently exercisable warrants). Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of the shares owned by others described in clause (iv) because he has certain contractual rights to control the disposition of these shares. He has no pecuniary interest in these shares.

Indirect Ownership
------------------

The following shares are indirectly owned: (i) 3,292,200 outstanding shares; and
(ii) 3,271,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants. The indirectly owned shares are held by Bradley Jacobs, LLC or Bradley Jacobs (1997) LLC, which are entities controlled by Bradley S. Jacobs.